EXHIBIT 23.1



                          Independent Auditors' Consent



The Board of Directors
E*Comnetrix Inc.

We hereby consent to the incorporation by reference to the Registration Statements on Form S-8 (Registration Number 333-10826, 333-12078 and 333-12916) of E*Comnetrix Inc. of our report dated February 28, 2002 relating to the consolidated balance sheets of E*Comnetrix Inc. as at December 31, 2001 and 2000, and the related consolidated statements of operations and deficit and cash flows for the years then ended which report appears in the Annual Report on Form 10-KSB for the year ended December 31, 2001.

Our report dated February 28, 2002 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.



/s/ KPMG LLP

Vancouver, Canada
March 28, 2002